EXHIBIT 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Costamare Bulkers Holdings Limited has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.0001 per share (“Common Stock”).

The following summarizes the material terms of the Common Stock of Costamare Bulkers Holdings Limited (the “Company”) as set forth in the Company’s Amended and Restated Articles of Incorporation (as further amended through the date hereof, the “Articles”) and the Company’s Amended and Restated Bylaws (the “Bylaws”). While we believe that the following description covers the material terms of such securities, such summary may not contain all of the information that may be important to you and is subject to, and qualified in its entirety by, reference to the Articles and the Bylaws, each of which is filed as an exhibit to the 20-F of which this Exhibit 2.1 is a part. As used herein, unless otherwise expressly stated or the context otherwise requires, the terms “Company”, “we”, “our” and “us” refer to Costamare Bulkers Holdings Limited.

General

We are incorporated under the laws of the Republic of the Marshall Islands. The rights of shareholders are governed by the Marshall Islands Business Corporations Act (the “BCA”), the Articles and the Bylaws.

Authorized Stock

Under the Articles, our authorized shares of capital stock consist of 1,000,000,000 shares of Common Stock and 100,000,000 shares of preferred stock, par value $0.001 per share, issuable in series. As of December 31, 2025: 24,362,000 shares of Common Stock were issued, of which 24,180,472 were issued and outstanding and 181,528 were treasury shares; no shares of Series A Preferred Stock were issued and outstanding; and 10,000 shares have been designated Series B Preferred Stock, of which 235 are issued and outstanding. All of our shares of stock are in registered form.

Common Stock

Voting Rights

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders.

Dividends

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

Other Matters

Holders of Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our Common Stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our Articles or Bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our Articles or Bylaws.

Shareholder Rights Plan

The Company adopted a shareholder rights plan on April 16, 2025 (as amended on October 21, 2025) that authorizes the issuance to our existing shareholders of preferred share rights and additional shares of Common Stock if any third party seeks to acquire control of a substantial block of our Common Stock.

Each share of our Common Stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a shareholder rights agreement between us and Equiniti Trust Company, LLC as rights agent. Until a right is exercised, the holder of such right will have no rights to vote or receive dividends or any other shareholder rights.

For a complete description of these rights, we encourage you to read the shareholder rights agreement and the recent amendment thereto, each of which the Company has filed as an exhibit to the 20-F of which this Exhibit 2.1 is a part.

Anti-Takeover Effect of Certain Provisions of Our Articles and Bylaws

Blank Check Preferred Shares

Under the terms of our Articles, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above, and 10,000 shares have been designated as Series B Preferred Stock. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

The Company’s Articles provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors and specify the form and content of a shareholder’s notice. Our Articles and Bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.